

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Neal Froneman
Chief Executive Officer
Sibanye Stillwater Limited
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709 South Africa
011-27-11-278-9600

  Re: Sibanye Stillwater Limited
    Form 20-F for the Fiscal Year ended December 31, 2019
    Filed April 28, 2020
    File No. 333-234096

Dear Mr. Froneman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Charl Keyter